INVEST IN **LEVEL UP BASKETBALL** 🏀

Super App for Basketball Training: Powered by Community and Gamification



Basketball Community
Basketball Training Drills & Workouts
Share achievements with friends
Create your unique basketball avatar
1994

levelupbasket.com New York

LEAD INVESTOR

Flyer One VC

We invested in LevelUp because we trust that combination of expertise in the field, mobile development skills and good market vision are solid grounds for success. Eugene and Anton have profound experience in creating web-ecosystems for basketball fans. Eugene has a track of success with two other startups. More importantly, what has kept us with the project from the start and makes us lead the round now is our belief that LevelUp has firmly captured its room in the basketball community niche.

Invested $50,000 this round & $200,000 previously

Highlights

1. 🚀 Eugene (CEO) is the 3rd time founder with 2 exits. Ex-CEO of MAPS.ME (150M users).
2. ⛹️ Anton (CPO) is the founder of the biggest basketball league in the EU (44k players).
3. 📈 Traction: we have 45k players, 2k coaches, 300+ paying subscribers, 10x growth in 6 months
4. 💰 Market: 2.2B basketball fans, 0.5B players, $200B basketball training market.
5. 🕸 Network effect: basketball - is a highly social team sport, and 70% of our users - organic.
6. 📣 Global: 50% of users are from the US, and 50% - South America & EU.
7. 💰 Fundings: to date we've raised $225k from a large VC (flyerone.vc) and angel investors.

Our Team



Eugene Lisovskiy CEO & Co-founder

3 x founder 💪 2 exits 🦄 growth hacker 🤓 radio-physics engineer 📡 ex-CEO 🌎 MAPS.ME (150M users), ex-CMO 📚LITRES.com (25M users).

Founders have been playing basketball since childhood. In 2019 they were trying to find a global basketball

community, but it has not existed, while basketball is the #2 team sport in the world by the number of players (450M globally). So we decided to fix it and put all our experience into it.



Anton Zimin CPO & Co-foudner

Founder of the biggest basketball league in the EMEA region (44k players, 2.2k teams).

Super App for Basketball 🏀


Level Up Basketball 🏀 Pitch Deck by Eugene Lisovskiy - Co-...
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LEVEL UP
BASKETBALL
training platform
players + coaches + fans
November, 2022
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Our Story ⛹️

In 1994, my best friend Anton and I embarked on a passionate journey of basketball - entirely self-taught through watching NBA games with no internet at our disposal. Michael Jordan became our idol and we played every day like there was no tomorrow. Basketball quickly grew to become one of the cornerstones in both of our lives!

In 2000 Eugene started as a web developer (PHP+MySQL), and Anton continued playing basketball in college and built his first website for the basketball community. Later, Anton founded the biggest amateur basketball league in the EU with over 44k players (2200 teams).

In 2019 Anton came to Eugene with an idea to create an app for basketball. Eugene was sure that someone had already created something like Strava for runners. But we couldn't find anything like that for basketball.

We were surprised as:

- 🏃 runners have the Strava app (73M installs, **$152M raised**)
- 🥾 hikers have the AllTrails app (20M installs, **$228M raised**)
- 🎣 even fishermen have the FishBrain app (12M installs, **$59M raised**)

Eugene said:

> ***"Well, it looks like Strava for basketball has not existed yet."***

And we decided to create it 😁🏀

Team 🌱

In 2004 Eugene started his career in international companies as CMO/CEO, building apps for millions of users worldwide. His most notable achievements are:

- **LITRES.com** – the biggest e-books store in CIS: Eugene managed the growth from $300k ARR in 2011 to $15M ARR in 2015. Today it generates $100M ARR.
- **MAPS.ME** - the world's biggest mobile map for travelers with over 150M users: Eugene managed the growth from 30M to 150M users and from $0 to $3M ARR.



Team 🌱
Eugene Lisovskiy (Co-founder/CEO)
3 x founder, 2 exits:
maps.me, 150M users, $3M ARR
litres.com, 25M users, $100M ARR
Anton Zimin (Co-Founder/CPO)
4x founder:
#1 league in EU: 44k players
community of 1M basketball fans
advisors
Ferran Martinez
ex-PRO player
strategy
Artur Davydenko
BDM @ META
gamification
We Play Basketball Since 1994

Anton's basketball experience and Eugene's global apps experience are the best combinations for a global basketball app.

Market 🌎

Basketball is one of the planet's top team sports; it boasts an extensive international network with 450 million players, 2.2 billion fans, and two million coaches! The training industry has also experienced significant growth - whether you opt for a group session or individual tuition, the average cost hovers around $20-$80 per hour respectively.

Why basketball is so popular?

Basketball has become extremely popular over the years due to its accessibility and simplicity. It is a relatively easy game to pick up, and there are numerous ways in which it can be played. Additionally, basketball requires minimal equipment, so it can be played virtually anywhere. As a result, it's easy for people to get involved with the sport at any level.



Market 🌎
Basketball – #2 team sport in the world.
🌎 🇺🇸
Fans 2.2B 50M
Players 450M 26M
TAM: $200B
offline training global
SAM: $10B
offline training US only

👨‍💼 Coaches	2M	130k


SOM: $1B
online training
(video & online coach)
Source: Crunchbase & Various Open Sources

Basketball players are investing an average of $1400 annually to ensure their skills stay at top-notch levels, with about 30% having a regular coach for guidance. That amounts to over 135 million active athletes striving for excellence in the sport every year!

The global basketball training market is a booming sector, valued at over an impressive $200 billion. As the size of this industry continues to grow significantly each year, it's clear that worldwide interest in honing skills for one of America's most beloved sports isn't slowing down any time soon.

With traditional basketball training limited to local markets, online coaching offers a massive opportunity for coaches around the world. Through innovative tools and techniques, they can now provide professional instruction regardless of location or distance.

Problem 🥲

We faced many problems while talking to hundreds of players and coaches.


Problem 😓
"Strava" for basketball has not existed.
⛹️ PLAYERS' problems
🤢 Hard to find quality training videos
🥺 No tools for progress tracking
🔎 Hard to find a coach or team to play
👨‍💼 COACHES' problems
🧐 Hard to find new clients for 1-1
💁 Hard to keep Gen Z engagement
🛠️ Marketplaces take high commissions

We discovered that apps/websites focused on generating leads for coaches are not delivering enough leads for them. The reason is simple: there is nothing to do in the app for players, so they do not stick to the app and leave.

We deliver value for both players and coaches. Players can access a catalog of 400+ high-quality educational videos, a supportive community, and awesome train2earn gamification.

Coaches can use the platform to create a personalized schedule for players. They don't need to show the player how to perform the drill: we have all drills on board. So the coach can work with several players simultaneously, coaching them remotely while sitting at home or walking.

Solution 🥳

We call it "Strava" for basketball.


Solution 🥳


We created a community based Gamified Super App for Basketball, where players can develop skills and connect with teammates and coaches.
PLAYERS' solution
COACHES' solution
400+ high quality educational videos
New customers globally in one app
Community, gamification, analytics
Gamified engagement for Gen Z
Best coaches from all over the world
Unique online coaching platform

Why Now? ⏱️

We started app development in July 2020, expecting that COVID times will pass away and we'll start to grow in recovering market. And we were right!
Team sports are recovering fast (according to **web stats on Similar Web for the most popular media website in the US for team sports**).


Why Now?
1. Post-COVID Recovery
MaxPreps – #1 media for US college sports.
Visits Over Time
2. Growing globally
Basketball Market Revenue Market Trend (%) by Region (2016-2028)
North America
Europe
Asia Pacific
Middle East and Africa
South America
3. Media coverage
HUSTLE
HOOPS

Basketball has been on the rise in recent years, even through and beyond COVID-19. The sport has seen a surge of media interest over the past five years which is set to carry it into an exciting post-crisis recovery period for fans worldwide.

Here is a list of some popular movies and series about basketball released in the last 5 years:

Movies:

1. Uncle Drew (2018)
2. Space Jam: A New Legacy (2021)
3. Bleed for This (2016)
4. One Night in Miami (2020)
5. Hustle (2020)
6. Basketball or Nothing (2019)

Series:

1. The Court is Ours (2021)
2. The Last Dance (2020)
3. College Hoops Confidential (2018-2019)
4. Ballers (2015-2019)
5. Swoosh! Inside the NBA on TNT (2016 - present)

Business Model 💰

We launched in November 2021, learned a lot, talked to over 700 coaches and players, and found the right way to build the product.


Business Model
Players (b2c, freemium)
Non-paying players can earn coins for valuable in-app actions (posts, comments) and use the app for free.
$59/year
free
free
Workouts
Gamification
Community
Basketball Training Drills & Workouts
Create your unique basketball avatar
Share achievements with friends
Coaches (b2b2c, freemium)
Coaches work with players in the app: chat to set goals, create personal workouts, check performance.
$119/year
free
Marketplace
Coaching Tools
Profile
Manage your basketball teams

How do we make money?

Our core business model - is freemium. We have 2 types of subscriptions:

- ⛹️ player subscription (b2c): $9.99/month or $59.9/year (unlocks full access to 300+ premium educational videos and other premium features)
- 👨‍🏫 coach subscription (b2b): $19.99/month or $119.9/year (unlocks full access to team & club management features and listing in a catalog of coaches)
- 🤝 small payment processing fee (for online coaching sessions with a coach)

The freemium model gives us flexibility and balance in terms of user base growth, retention, and monetization.

It means that ~90% of users can use the app for free, and 10% of the most active users will pay. The freemium model helps us to keep a balance between audience growth and monetization.

Traction ⚡

We have almost 45k app installs and over 1.8k coaches in the database. The user base grew up 10x times in 6 months. The number of premium subscriptions grew up 11x times.


Traction
Users
39k+ players
11x in 6 months
1.8k+ coaches
+300/mo
33%
WAU/MAU
Revenue (ARR)
300+ paying
players & coaches
11x growth
in 6 months
Reports snapshot
Users
39K
New users
30K
Average engagement time
8m 24s
ARR
Select all
United States
Canada
United Kingdom
Switzerland
Poland
France
Australia
Germany

Go-To-Market Strategy 💭

Our go-to-market strategy is simple: we're building a beautiful and engaging app that boosts our organic and viral growth.


Go-To-Market Strategy
Network effect & WoM
71% of all our new users - viral (organic)
Mobile ads with LTV/CAC > 1
we have <$1 CPI and 3x free installs on 1 paid
High-quality product
we have the best UI design in our niche
Influencers
content collaborations with popular coaches
Partnerships
NBA/WNBA/FIBA, amaterur leagues, associations
Performance overview
Mobile App Installs
1,569
Per Mobile App Install
$0.98
Amount spent
$1,541.39

Our app has seen remarkable success with organic installs (70% of all new installs are organic), thanks to the wonderful word-of-mouth our users generate - showing that a great product really is worth sharing.

Competition 🤼

Many single-purpose basketball-related apps failed due to COVID-19 and problems with user retention. It's hard to keep users engaged in the app with a single feature.

Competition 🤼

Essentials	Level Up	Home Court	Coach Up	Ballogy	Sports Visio	Uplift Labs	Playbook	Stadium Live	Instagram YouTube TikTok
	raised $0.2M	raised $20M	raised $11M	raised $6M	raised $3M	raised $9M	raised $12M	raised $13M	N/A
Educational Content	✅	✅	❌	❌	❌	❌	✅	❌	✅
Coaches	✅	❌	✅	❌	❌	✅	❌	❌	✅
Gamification	✅	✅	❌	❌	❌	❌	❌	✅	❌
Pick-up games	Q1'23	❌	❌	❌	❌	❌	❌	❌	❌
Community	✅	❌	❌	✅	❌	❌	❌	✅	✅
AI features	Q2'23	✅	❌	❌	✅	✅	❌	❌	❌
Sports	🏀	🏀	🏀 + 35	🏀 + 5	🏀	all	all	🏀 + 3	all
Web 3	Q2'23	❌	❌	❌	❌	❌	❌	❌	❌
Status	Growth ✅	Last update: 8mo ago ❌	Web ✅ Mobile ❌	Groth ❌	Beta	Last update: 9mo ago ❌	Growth ✅	Growth ✅	Growth ✅

HomeCourt is a good app, but the founders made a decision to focus on the Chinese AR home entertainment market, which is definitely bigger than the basketball training market.

Coach Up also experiencing difficulties with user retention in the app. The reason is simple: there's nothing to do for them in the app, except looking for a coach. Single-purpose apps are all struggling for user retention.

Product Roadmap 2022-2023 🚀

Our long-term vision: **Global Super App for Basketball** with all-in-one features

for basketball fans, players, and coaches.


Product Roadmap 2022-2023
$50k MRR
Super App For Basketball
web 3
NFTs
tokenization
fantasy basketball
Aug '23
social features
pick-up games
300k playgrounds
basketball events
Mar '23
AI-tech
AI coach
video-highlights
Dec '22
monetisation
1k+ video drills
3k+ coaches
retention
NBA news & stats
games betting

This slide contains forward projections that cannot be guaranteed.

Retention:

- NBA news & stats: we're posting daily NBA stats in our news feed
- Games betting: app users can bet on NBA games using Level Up coins

Social Features:

- Pick-up games: it's one of the most desired and difficult features. We asked the **basketball community on Reddit**, so you can check the results.


reddit
u/eugene-lisovskiy
Search Reddit
15
Help with building a super app for basketball
Please, share your thoughts This will help us a lot!
352 votes
217 Pickup games/teams finder
14 Video challenges
17 AI-powered video highlights
61 AI-powered virtual coach
4 Tokenization
39 NBA news & stats
Voting closed 8 days ago
22 Comments
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Upvote Rate
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Community Karma
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Total Shares

We have a data-driven cohort-based business model till 2027. Revenue assumptions don't include other revenue sources; we'll add them later. Right now, our projections include the following:


Assumptions
Data-Driven Business Modeling
Additional Revenue Sources:


basketball kicks & jerseys market
basketballs market
brands partnerships
Revenue (b2c + b2b), $M
$ 25
$ 20
$ 15
$ 10
$ 5
$ 0
2022
2023
2024
2025
2026
Wilson
NCAA

This slide contains forward projections that cannot be guaranteed.

Invest in a brighter future for basketball. Join us and become part of our incredible journey! Together, we will go far - let's come together to make this dream a reality!

🏆🏀🖖

